

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Howard Doong
Chief Executive Officer
ABVC Biopharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

      Re: ABVC Biopharma, Inc.
           Registration Statement on Form S-1
           Filed April 8, 2021
           File No. 333-255112

Dear Dr. Doong:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Louis Taubman, Esq.